No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06021782

January 13, 2006

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-13-2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc
Incoming letter dated December 16, 2005

Dear Ms. Foran:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Pfizer by the Minnesota State Board of Investment. We also have received a letter from the proponent dated January 3, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Howard J. Bicker
Executive Director
Minnesota State Board of Investment
60 Empire Drive
Suite 355
St. Paul, MN 55103

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

RECEIVED
2005 DEC 19 PM 12:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Minnesota State Board of Investment*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Minnesota State Board of Investment (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal pertains to Pfizer's ordinary business operations, and Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite in violation of Rule 14a-9.

THE PROPOSAL

The Proposal states:

Resolved: Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2006.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Pertains To Matters Of Ordinary Business Operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Pfizer's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's obligation to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff stated with respect to analyzing under Rule 14a-8(i)(7) proposals that address environmental or public health issues, "In determining whether the focus of these proposals is a significant social policy issue [as opposed to ordinary business matters], we consider both the proposal and the supporting statement as a whole." Moreover, the Staff has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983).

A. The Proposal Seeks a Report on the Risk to Pfizer's Financial Stability and Business Operations.

Pfizer strongly opposes the importation of foreign prescription drugs on legal and patient safety grounds. Therefore, Pfizer implemented a policy in which it restricts the supply of its products to Canada in order to reduce the illegal importation of prescription drugs to the United States. Such a restriction assists in the distribution of an adequate supply of Pfizer's products to patients in both Canada and the United States. The Proposal does not request that Pfizer change this policy. Rather, the Proposal seeks a report evaluating "the long-term economic stability of [Pfizer] and the risks of liability to legal claims that arise" from the policy. Thus, the Proposal seeks an assessment of the financial risks arising from Pfizer's ordinary business operations.

The Staff has determined that some shareholder proposals seeking to effect decisions regarding pharmaceutical pricing are not excludable from proxy materials because they raise significant policy issues. *See Wyeth* (avail. Jan. 21, 2005); *Bristol-Myers Squibb Co.* (avail. Feb. 21, 2000). However, it is well-established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. For example, in *Dow Chemical Co.* (avail. Feb. 23, 2005), the Staff concurred that the company could exclude a proposal requesting that the company's management prepare a report on the risk to "the company, its reputation, its finances and its expansion" from various litigation issues, where the company argued that an assessment of financial risks and operations implicated the company's ordinary business operations. In its response, the Staff concurred that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risks and liabilities." Similarly, in *Newmont Mining Corp.* (avail. Feb. 4, 2004), the Staff concurred that the company could exclude a proposal requesting that the company's board of directors publish a report on the risk to the company's "operations, profitability and reputation" arising from its social and environmental liabilities, where the company argued that an assessment of the financial risks of its operations implicated the company's ordinary business operations. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk."

Further, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board of directors to report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy," because it called for an evaluation of risks and benefits. *See also The Dow Chemical Company* (avail. Feb. 13, 2004) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability," because it related to an evaluation of risks and liabilities"); *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002) (concurring with the exclusion of proposals requesting a report disclosing "the economic risks associated with the [c]ompany's past, present, and future emissions" of several greenhouse gases and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities," because it related to an evaluation of risks and benefits); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (permitting the exclusion of a proposal requesting a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years, because it related to an evaluation of risk); and *The Mead Corporation* (avail. Jan. 31, 2001) (allowing the exclusion of a proposal requesting an economic or financial report of the company's environmental risks).

The Staff confirmed its position on proposals seeking an assessment of risk in Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). There, the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations . . ., we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as related to an evaluation of risk." Although SLB 14C specifically addressed shareholder proposals that reference "environmental or public health issues," we believe that the same analysis applies with respect to the Proposal. Specifically, the Proposal focuses on an assessment of the economic stability (*i.e.*, financial risk) that Pfizer faces as a result of marketing decisions relating to the distribution of its products in Canada.

The Staff has consistently concurred that shareholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7). The Proposal does not raise a significant policy issue, but calls for a report on the financial risk of Pfizer's marketing decisions. Therefore, we believe that the Proposal properly may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

B. The Proposal Implicates Pfizer's Litigation Strategy.

The Proposal also implicates Pfizer's ordinary business operations because it requests that the Board report on the risks of liability to legal claims from its policies. Every company's management has a basic responsibility to defend the company's interests against unwarranted litigation. A shareholder request that interferes with this obligation is inappropriate. For that reason, the Staff has stated that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under the "ordinary business" exception contained in Rule 14a-8(i)(7). *See e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 6, 2003) (proposal requesting the company to report on the company's direct or indirect involvement in cigarette smuggling excludable under the predecessor to Rule 14a-8(i)(7) because it interfered with the litigation strategy of a civil lawsuit on similar matters); *Benihana National Corp.* (avail. Sept. 13, 1991) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting the company to publish a report prepared by a board committee analyzing claims asserted in a pending lawsuit). *See also Allstate Corporation* (avail. Feb. 5, 2003) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board undertake a study of legal expenses and report the findings to the shareholders because it related to the company's ordinary business operations, namely legal expenses); *Hudson United Bancorp* (avail. Jan. 24, 2003) (allowing the exclusion of a proposal requesting that the board of directors appoint a committee to investigate possible corporate misconduct because it related to the ordinary business operations of the company, namely the "general conduct of a legal compliance program").

Under this precedent, a shareholder proposal is excludable if it implicates litigation strategy regardless of whether the proposal might otherwise touch upon significant policy issues. For example, in *Philip Morris Companies, Inc.* (avail. Feb. 4, 1997), the Staff noted that it previously "has taken the position that proposals directed at the manufacture and distribution of tobacco-related products by companies involved in making such products raise issues of significance that do not constitute matters of ordinary business," but determined that the company nevertheless could exclude a "proposal [that] primarily addresses the litigation strategy of [the company], which is viewed as inherently the ordinary business of management to direct." *See also R.J. Reynolds Tobacco Holdings, Inc.* (avail. Feb. 21, 2003) (proposal requesting that the company find ways to inform customers about the actual risks of smoking certain kinds of cigarettes to correct common misperceptions about their safety excludable under Rule 14a-8(i)(7) because it interfered with the litigation strategy of class-action lawsuits on similar matters); *Philip Morris Companies Inc.* (avail. Feb. 22, 1999) (proposal requiring the company to stop using terms "light" and "ultralight" until shareholders can be assured that those terms reduce the risk of disease excludable for the same reason).

Pfizer currently faces various litigation relating to its product distribution policy in Canada. The Proposal and its supporting statement implicate these pending lawsuits and threatened litigation against Pfizer. For example, the Proponent asserts that, "according to published reports, the [C]ompany's actions have resulted in lawsuits and threatened lawsuits." The Proposal also refers to the possible violation of various "local, national and international laws [that] could result in large settlements, large awards of damages and potential punitive damages." The Proposal calls upon Pfizer to prepare a report on the effects "on the risks of liability to legal claims" from Pfizer's policies. Any such report would therefore necessarily implicate Pfizer's decisions regarding litigation, including assessments as to the strength of Pfizer's defenses, decisions as to what issues to contest, and implications of positions that might be asserted in various litigation.

Because the Proposal intrudes on Pfizer's ordinary business operations with respect to litigation strategy, we believe that the Proposal properly may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(7), and request that the Staff concur in our conclusion.

II. The Proposal Is Vague And Indefinite And Thus May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposals, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lack[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan 14, 1992).

In requesting a report, the Proposal and its supporting statement make a number of references to the possibility of "large settlements" and "large awards," and refer to the "long-term economic stability of the company." From this vague language, it is impossible to determine what the Proponent is requesting that the report address. The language of the Proposal is susceptible to multiple interpretations. For example, in addressing the "long-term economic stability of" Pfizer, would the requested report only analyze risks to Pfizer that could lead to bankruptcy, or would any drop in share price be considered a threat to the economic stability of Pfizer? Pfizer had revenues in excess of $52 billion in 2004, with a net income of over $11 billion. In such a context, it is impossible for either Pfizer or the shareholders voting on the Proposal to determine what is meant by the "economic stability" of Pfizer. Similarly, what does the Proponent deem to be "long-term" in relation to Pfizer? What does the Proponent consider a "large settlement" or a "large award" in terms of legal liability?

The Staff has previously allowed the exclusion of proposals lacking enough information to implement or using non-existent or conflicting criteria. For example, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite). *See, e.g., Bank of America Corporation* (avail. Mar. 10, 2004) (proposal stating that "management has 'no mandate' going forward to pursue 'merger discussions' with 'any major institution'" excluded as vague and indefinite where proposal did not include enough clear information to implement without making assumptions regarding what the proponent had in mind); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (proposal requesting modifications to corporate organizational documents to limit ability to indemnify officers and directors excluded as vague and indefinite where proposal used nonexistent and indefinite standards such as "reckless neglect"); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requiring that options granted by company "be expensed in accordance with FASB guidelines" excluded as vague and indefinite where FASB guidelines include two different methods for expensing options); *Atvista Corporation* (avail. Feb. 19, 2004) (proposal recommending that the board adopt a resolution that the company "offer a right of first refusal to its employees, customers and citizens within its 'service area' if an 'acceptable offer' for the 'purchase' of the company is 'tendered'" excluded as vague and indefinite).

As discussed above, the Proposal is vague and indefinite because it is overly broad and because it suggests the use of criteria that bear no logical relation to the underlying scientific and medical questions posed. Given all of these ambiguities, it is unclear what actions shareholders voting for the Proposal would expect Pfizer to take and what actions Pfizer would be required to take if the Proposal were to be implemented. Thus, like the proposals in *Alcoa* and related precedent, the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite as well as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by [shareholders] voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the [shareholders] at large to comprehend precisely what the proposal would entail.").

For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareholder proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. As noted above, the Proposal is inherently vague on what issues should be covered by an independent audit such that it would be impossible for Pfizer to implement it. Because it would be impossible for Pfizer to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

Enclosures

cc: Howard J. Bicker, Executive Director, The Minnesota State Board of Investment

70335535_3 (3).DOC

Exhibit A

MINNESOTA
STATE
BOARD OF
INVESTMENT

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

October 27, 2005

Ms. Margaret M. Foran
Vice President-Corporate Governance
and Secretary
Pfizer, Inc.
235 East 42nd St.
New York, NY 10017-5755

Dear Ms. Foran:

The Minnesota State Board of Investment (MSBI) has asked me to notify you of our intention to sponsor the enclosed proposal for consideration and approval of stockholders at the next annual meeting. I submit it to you in accordance with the general rules and regulations under Rule 14a-8 of the Securities Exchange Act of 1934 and ask that our name be included in your proxy statements.

The enclosed letter from State Street Bank and Trust Company of Boston asserts the Board's ownership, for more than a year, of your outstanding shares.

Under current policies affecting MSBI portfolio, the MSBI will continue to hold shares in your company through the date of the 2006 Annual Meeting.

Sincerely,

Howard Bicker

Howard J. Bicker
Executive Director

HJB:dfg

WHEREAS, current business practices of the company have resulted in a pricing structure that charges United States customers significantly higher prices for the same prescription medicines made available at significantly lower prices in Canada, other developed countries and world markets; and

WHEREAS, governmental agencies and individuals in the United States are demanding affordable drug prices and are taking actions to access lower priced products from Canada and other world markets; and

WHEREAS, according to published reports, the company has cut supplies of its medicines to Canadian wholesalers and companies that it claims allowed its product to be sold to Americans seeking lower prices available in the Canadian market; and

WHEREAS, according to published reports, the company's actions have resulted in lawsuits and threatened lawsuits; and

WHEREAS, the company's actions to limit supply of medicines in Canada may violate local, national and international laws and could result in large settlements, large awards of damages and potential punitive damages which would negatively impact the economic stability of the company and the value of its shares.

Resolved:

Shareholders request the Board of Directors to prepare a report on the effects on the long-term economic stability of the company and on the risks of liability to legal claims that arise from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents. The report should be prepared at reasonable cost and omitting proprietary information, by September 30, 2006.

SUPPORTING STATEMENT

We urge shareholders to vote **FOR** this proposal.

258 words

STATE STREET.
Serving Institutional Investors Worldwide

P.O. Box 351
Boston, Massachusetts 02101

October 27, 2005

RE: Minnesota State Board of Investment

To Whom It May Concern:

This letter is to advise you that the above-referenced account has held a minimum of 8,848,870 shares of Pfizer Inc., continuously over a year, in the nominee name of Cede & Company.

Sincerely,

Catherine Fong
Assistant Vice President
State Street Corporation
IIS-Public Funds FIS Division

MINNESOTA STATE BOARD OF INVESTMENT

Board Members:

Governor
Tim Pawlenty

State Auditor
Patricia Anderson

Secretary of State
Mary Kiffmeyer

Attorney General
Mike Hatch

Executive Director:

Howard J. Bicker

60 Empire Drive
Suite 355
St. Paul, MN 55103
(651) 296-3328
FAX (651) 296-9572
E-mail:
minn.sbi@state.mn.us
www.sbi.state.mn.us

An Equal Opportunity Employer

January 3, 2006

RECEIVED
2006 JAN -4 PM 2:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Shareholder Proposal of the Minnesota State Board of Investment

Dear Ladies and Gentlemen:

This letter is to inform you that the Minnesota State Board of Investment ("SBI") disagrees with the intent of Pfizer Inc. ("Pfizer") to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders the shareholder proposal ("the Proposal") and statement in support submitted by SBI.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also, a copy of this letter and its attachments are being mailed on this date to Pfizer.

The SBI respectfully requests that the staff of the Division of Corporation Finance (the "Staff") ignore the Pfizer request to concur with the view that the Proposal may be excluded from the 2006 Proxy Materials.

The Proposal is the same as that which appeared in Pfizer 2005 Proxy Materials. The SBI wishes to thank publicly the staff at Pfizer for their cooperation in having the proposal included in their 2005 Proxy Materials. The proposal garnered 28.5 percent approval.

Given Pfizer's cooperation in 2005, the SBI is now puzzled why they choose to try to exclude the Proposal. Perhaps it is uncomfortable for Pfizer to have more than a quarter of their shareholders respond in the affirmative on an issue of significant importance to the firm's future. But to ignore such a significant number of shareholders ought not to be considered ordinary business. If not to their shareholders, then to whom does Pfizer respond?

The SBI's Proposal simply requests a report, a report on an issue of interest to every shareholder concerned with the future of the company.

The SBI respectfully requests that the staff not concur with Pfizer's intention to exclude the Proposal from its Proxy Materials.

Respectfully,

Howard Bicker

Howard Bicker
Executive Director

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

The proposal requests the board to prepare a report on "the effects on the long-term economic stability of the company and on the risks of liability to legal claims" resulting from the company's policy of limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Mark F. Vilardo
Special Counsel